Mail Stop 0407

					January 10, 2005


Via U.S. Mail and Fax (703) 480-7544
Matthew M. O`Connell
President and Chief Executive Officer
Orbimage Inc.
21700 Atlantic Boulevard
Dulles, Virginia 20166

	RE: 	Orbimage Inc.
		Form 10 Amendment No. 2
		Filed January 4, 2005
		File No. 0-50933

Dear Mr. O`Connell:

	We have reviewed your Amendment No. 2 to your Form 10 and have the following comments. Please amend the registration statement in response to these comments within 15 days from the date of this letter. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10

General

1. We note you have not yet complied with Item 601(b)(10) of Regulation S-K regarding material contracts between Orbimage and the
U.S. Government. We expect to have additional comments upon the filing of those contracts.

Item 1. Business

	Company History; Relationship with Orbital Sciences, page 2

2. Please revise your Form 10 to disclose the aggregate amounts paid and payable to Orbital Sciences.



Management`s Discussion and Analysis

      Capital Structure and Resources, page 28

3. Please revise your Form 10 to include the information provided in your response to our prior comment no. 11, with respect to the funding of approximately $45 million of future capital expenditures from cash flow generated from Orbimage`s existing business.

*	*	*	*

      Please amend your registration statement in response to these comments within 15 days from the date of this letter. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. File the cover letter on EDGAR as correspondence. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Terry French, Accountant Branch Chief at
(202)
942-1998 if you have questions regarding comments on the financial statements and related matters. Please contact Derek Swanson, Staff
Attorney, at (202) 824-5526, Robert Bartelmes, Senior Financial Analyst, at (202) 942-2867, or me at (202) 942-1990 with any other questions.


							Sincerely,


							Larry Spirgel
							Assistant Director





cc:	William L. Warren
	Vice President, General Counsel, and Secretary
	Orbimage Inc.
	Via Fax (703) 480-7544

	William P. O`Neill
	Latham & Watkins, LLP
	Via Fax (202) 637-2201
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Orbimage, Inc.
January 10, 2005
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